FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: April 25, 2007	/s/ Stephen Taylor _______________________________________ Stephen Taylor Chief Financial Officer

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FOR IMMEDIATE RELEASE

Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

WPT Enterprises and CryptoLogic join forces for WorldPokerTour.com

The World Poker Tour to join CryptoLogic’s award-winning online poker network

April 25, 2007 (Toronto, ON) — CryptoLogic Inc., a leading software developer to the global Internet gaming industry, and WPT Enterprises Inc. (WPTE), the global leader in poker entertainment, announced today a three-year contract that will move the World Poker Tour’s® (WPT) gaming site for the international market to the world’s largest shared gaming network that does not accept bets from U.S. citizens. The agreement, entered into with CryptoLogic’s wholly-owned subsidiary, WagerLogic Limited, will introduce CryptoLogic’s proven poker software while delivering a unique WPT look and feel that will only be offered to WorldPokerTour.com customers. The new WPT poker room is expected to launch in June 2007.

“Liquidity is a big deal in this business,” said Steven Lipscomb, President, Founder and CEO of WPTE. “CryptoLogic has proven itself to be an industry leader that delivers a superior product. This deal ensures that starting with day one of our online gaming re-launch there will be a plethora of cash games and tournament offerings available for our customers on a stable and proven platform. We will launch with a look and feel unique to World Poker Tour and will work with WagerLogic to incorporate additional WPT features that will begin to redefine and distinguish our product and customer experience.”

“It is the perfect strategic step for both companies, as World Poker Tour and CryptoLogic are pioneers in the global gaming phenomenon,” said Javaid Aziz, CryptoLogic’s new President and CEO. “WagerLogic’s flexibility in working with licensee-specific software needs, as well as its adherence to strict regulatory standards and our shared commitment to growth in markets where on-line poker is embraced, are just some of the key factors that brought WPT and CryptoLogic together.”

In line with US legislation, none of WagerLogic’s licensees takes wagers from US-based players.

The three-year contract between WagerLogic and WPT will run until June 30, 2010, with an expected go-live date for poker in June 2007. WagerLogic will also provide the eCash services and support and customer call services to the WPT gaming sites. WagerLogic will also develop a suite of casino games for WPT, which will include Blackjack, Roulette, Millionaire’s Club, Bejeweled and The Hulk.

“World Poker Tour has quickly become one of the top entertainment brands worldwide,” said AJ Slivinski, WagerLogic’s Managing Director. “We look forward to contributing to their success as they continue to grow and expand their business.”

About WPTE (www.worldpokertour.com)

WPT Enterprises, Inc. (Nasdaq: WPTE) is a company engaged in the creation of internationally branded entertainment and consumer products driven by the development, production, and marketing of televised programming based on gaming themes. WPTE is the creator of the World Poker Tour®, a television show based on a series of high-stakes poker tournaments that airs on the Travel Channel in the United States and in more than 150 markets globally. WPTE currently licenses its brand to companies in the business of

TEL (416) 545-1455 FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

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poker equipment and instruction, apparel, publishing, electronic and wireless entertainment, DVD/home entertainment, casino games, and giftware. The company is also engaged in the sale of corporate sponsorships. For show information, tools for improving poker play, and other WPT news, fans may log on to www.worldpokertour.com. WPTE is a majority owned subsidiary of Lakes Entertainment, Inc. (Nasdaq: LACO).  Photos and media information can be found online at:  www.worldpokertour.com/media.

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Cryptologic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that has been certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S based players. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), the NASDAQ Global Select Market (symbol: CRYP) and the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact:

WPT (323)330-9876	Corfin Communications (UK media only)
Lyndsay LaGree	Ben Hunt, +44 207 929 8985
llagree@worldpokertour.com	Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980
CryptoLogic (416) 545-1455	Argyle Communications (416) 968-7311 (North American media)
Ken Wightman	Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Dan Tisch, ext. 223/dtisch@argylecommunications.com

WPTE FORWARD LOOKING STATEMENT DISCLAIMER:

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by WPT Enterprises, Inc.) contains statements that are forward-looking, such as statements relating to the expansion of WPTE's brand licensing, the development of new television and film projects, the development of WPTE corporate sponsors and other business development activities, as well as statements regarding other capital spending, financing sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of WPTE. These risks and uncertainties include, but are not limited to, WPTE's significant dependence on the Travel Channel as a source of revenue; difficulty of predicting the growth of our online gaming business, which is a relatively new industry with an increasing number of market entrants; reliance on the efforts of CryptoLogic to develop and maintain the online gaming website in compliance with WPTE’s business model and applicable gaming laws; the potential that our television programming will fail to maintain a sufficient audience; the risk that competitors with greater financial resources or marketplace presence might develop television programming that would directly compete with WPTE's television programming; the risk that WPTE may not be able to protect its entertainment concepts, current and future brands and other intellectual property rights; risks associated with future expansion into new or complementary businesses; the termination or impairment of WPTE's relationships with key licensing and strategic partners; and WPTE's dependence on its senior management team. For more information, review WPTE's filings with the Securities and Exchange Commission.

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CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.